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                              November 3, 2022

       Angel Orrantia
       Chief Executive Officer
       Four Leaf Acquisition Corp
       4546 El Camino Real B10 #715
       Los Altos, California 94022

                                                        Re: Four Leaf
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 13,
2022
                                                            File No. 333-267399

       Dear Angel Orrantia:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022, letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to comment 1 of our letter. In your summary of risk factors, disclose the risks that
the control person of your sponsor being based in or having
                                                        significant ties to
China poses to investors. In particular, describe the significant regulatory, liquidity,
and enforcement risks with cross-references to the more detailed discussion of these
risks in the prospectus. For example, specifically discuss risks arising from the legal system
in China, including risks and uncertainties regarding
                                                        the enforcement of laws
and that rules and regulations in China can change quickly with little advance notice;
and the risk that the Chinese government may intervene or influence your search for a
target company or completion of your initial business combination at
 Angel Orrantia
Four Leaf Acquisition Corp
November 3, 2022
Page 2
      any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and/or your officers and directors being located
      in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section. Additionally, please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameAngel Orrantia
                                                             Division of
Corporation Finance
Comapany NameFour Leaf Acquisition Corp
                                                             Office of Real
Estate & Construction
November 3, 2022 Page 2
cc:       David Brown, Esq.
FirstName LastName